Exhibit 99.4

News release…

Date: 3 February 2005
Ref: PR403 FY04

Record cash flows and earnings

•	Adjusted earnings* of $2,221 million were $839 million, or 61 per cent, above 2003. Total cash flow from operations of $4,449 million was $963 million, or 28 per cent, above 2003. Net earnings of $2,813 million compared with $1,508 million in 2003.

•	The final dividend brings total dividends for the year to US 77 cents per share, an increase of 20 per cent.

•	Rio Tinto announces the intention to return up to $1.5 billion of capital over two years through share buy back programmes.

•	Markets for most of the Group’s products were stronger. Earnings benefited from new operations at Diavik (diamonds), Hail Creek (coking coal) and Eastern Range (iron ore) and the expansion at Escondida (copper). First shipments were made from the Comalco Alumina Refinery in November, three months ahead of schedule.

•	Opportunities were taken to divest non-core businesses generating proceeds of over $1.5 billion.

•	Major capital projects are progressing well. The major expansion of iron ore capacity in Western Australia is now underpinned with long term contracts. During the year, approval was given for an expansion of the Hail Creek coking coal mine and further developments at Diavik.

Full year to 31 December	2004		2003		Change
(All dollars are US$ unless otherwise stated)

Gross turnover	$14,135	m	$11,755	m	+20%

Cash flow from operations (incl. associate and JV dividends)	$4,449	m	$3,486	m	+28%

Adjusted earnings*	$2,221	m	$1,382	m	+61%

Net earnings *	$2,813	m	$1,508	m	+87%

Adjusted earnings per share – US cents	161.0		100.3		+61%

Earnings per share – US cents	204.0		109.5		+86%

Dividends per share – US cents	77.0		64.0		+20%

*2004 adjusted earnings are stated excluding net exceptional items of $592 million comprising net gains on disposals of businesses of $913 million less asset write downs and a provision for contract obligations of $321 million. 2003 adjusted earnings are stated excluding exceptional gains of $126 million on disposals of businesses. Adjusted earnings and adjusted earnings per share exclude exceptional items of such magnitude that their exclusion is necessary in order that adjusted earnings fulfil their purpose of reflecting the underlying performance of the business.

Cont…/

Rio Tinto plc 6 St James’s Square London SW1Y 4LD
Telephone 020 7930 2399 Fax 020 7930 3249
REGISTERED OFFICE: 6 St James’s Square London SW1Y 4LD Registered in England No. 719885

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Chairman’s comments

Rio Tinto’s chairman Paul Skinner said, “Our record earnings and cash flows reflect not only the strength of our markets but also the strength of Rio Tinto’s asset base. The quality of our portfolio has been enhanced by the investments that we have made over recent years. Coupled with the Board’s positive view of future growth prospects, this has given us the confidence to increase the annual dividend by 20 per cent setting a new higher baseline for the continuation of our progressive dividend policy.

“Our operating cash flow, combined with the proceeds from divestments, has significantly strengthened our balance sheet. We are committed to efficient capital management and, while our top priority remains value creation through investment in profitable projects, we are now in a position where we can comfortably fund our current investment programme and also consider returning capital to shareholders. Depending on market conditions, we are intending to return up to $1.5 billion of capital to shareholders over the next 2 years through both on-market and off-market share buy-back programmes. This still leaves us with the flexibility to take advantage of opportunities as and when they arise.

“The recovery in the global economy, that gathered momentum in 2003, continued in 2004. Strong demand in the US and Asia, particularly China, was reflected in higher prices for most of our products. While the rate of growth in the major OECD economies now appears to be slowing, current market conditions for the majority of our products suggest that we will continue to see strong demand in 2005.

“The Board remains committed to Rio Tinto’s strategy of investing in long life, low cost, mining assets and to a value driven, disciplined approach to investment decisions. This will ensure that our portfolio will continue to deliver for shareholders in periods when markets do not show today’s strength.”

Chief Executive’s comments

Leigh Clifford, Rio Tinto’s chief executive said, “The operational challenges we faced early in the year, in particular the effects of tropical cyclone Monty on our iron ore operations and the 2003 material slippage at Grasberg, are now well behind us and our operations performed well in the second half of the year.

“We have enhanced our portfolio both through divestments and investments. Stronger markets have given us opportunities to divest non-core businesses, generating proceeds of over $1.5 billion. Our new assets, including the Diavik diamond mine and the Hail Creek coking coal mine, have performed ahead of expectations and we have announced investments that will further enhance these operations. The commissioning of the Comalco Alumina Refinery is going well and first shipments took place in November, three months ahead of schedule. While the primary focus is still to complete the commissioning of the first phase successfully, studies on expansion options at the refinery are also proceeding. The major expansion of the Western Australian iron ore operations is well underway and is now largely underwritten by long term contracts and will enable us to capitalise on the opportunities presented by a strong market. We anticipate progressive commissioning during 2005.

“Strong markets give us opportunities but they also bring challenges. Our global procurement programme does not insulate us completely from the cost pressures that our industry experiences when markets are strong. However, performance improvement remains a key focus within Rio Tinto and we are putting greater emphasis on our global scale and specialist skills to ensure that we achieve industry leading performance.

“Our long term commitment to exploration, which is a distinguishing feature of Rio Tinto, continues to generate high quality opportunities. As a result of our exploration programme, during 2004 we had five significant projects – in copper, iron ore, nickel, gold and potash – move into the next stage of project evaluation.”

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Commentary on the Group financial results

Adjusted earnings of $2,221 million were $839 million above 2003. The principal factors explaining the movement are shown in the table below. Net earnings of $2,813 million were $1,305 million above 2003.

		Adjusted	Net
		earnings	earnings
		US$m	US$m

2003		1,382	1,508

Prices	1,638
Exchange rates	(247)
Inflation	(118)

Grasberg slippage	(203)
Volumes	270
Energy costs	(81)
Other costs	(173)
Other	(247)

		839	839
Exceptional items			466

2004		2,221	2,813

Adjusted earnings exclude the exceptional items which are described below.

Prices and exchange rates
Stronger markets resulted in higher prices for most of the Group’s products. Compared with 2003 average copper prices of 130c/lb were over 60 per cent higher, average aluminium prices of 78c/lb were 20 per cent higher and average gold prices of $409/oz were 13 per cent higher. Average molybdenum prices were over two and a half times those of 2003.

The benchmark iron ore price increased 18.6 per cent. This resulted in increased seaborne iron ore prices, mainly effective from 1 April 2004. The seaborne thermal coal market also strengthened during the year with the benefit of higher prices flowing through progressively in the second half of the year.

The US dollar weakened further against those currencies in which the Group incurs the majority of its costs. Against the Australian dollar it averaged 12 per cent weaker. The effect of this and other currency movements on operating costs reduced earnings by $326 million. The effect on earnings of the revaluation of monetary items to period end exchange rates was also adverse, although relative to a more substantial charge in 2003 it had a positive effect of $61 million. Gains on currency hedges initiated by North, Ashton and Comalco before 2000 increased earnings by $18 million compared with 2003.

Grasberg slippage
Production of copper and gold from the Freeport managed Grasberg mine was significantly below 2003 as a consequence of the material slippage in the fourth quarter of 2003. The effect of this on volumes and costs, net of insurance, was to reduce 2004 earnings by $203 million. Production had returned to normal by the fourth quarter of 2004.

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Volumes
Excluding the effects of the Grasberg slippage, higher volumes, mainly from new projects at Diavik (diamonds), Escondida (copper), Hail Creek (coking coal) and West Angelas (iron ore) increased earnings by $270 million. As a result of tropical cyclone Monty the volume growth from the Western Australian iron ore operations was more modest than would otherwise have been the case.

Costs
Excluding the effect of inflation, higher energy costs and the Grasberg slippage, the impact on earnings of increased costs was $173 million. Strong markets create cyclical cost pressures within the industry. Higher prices for skilled labour, steel, rubber, diesel, explosives and freight have all had an effect on operating costs.

At Hamersley, costs were also higher due to increased material movement, including pre-stripping, and higher maintenance activity. Tropical cyclone Monty had a prolonged effect on the costs as well as volumes at Hamersley and Robe. Adverse cost variances at Argyle were attributable largely to lower production and at Palabora to lower volumes and increased depreciation following the commissioning of the underground project.

Tax
Excluding exceptional items, the effective tax rate of 29 per cent was in line with that of 2003.

Other
The absence of earnings from divested businesses reduced earnings by $122 million.

The East 1 Pushback project at Kennecott Utah Copper was approved in February 2005. This project is a higher value, lower capital intensive, but shorter life option than the previous mine plan which was predicated on development of an underground mine from 2013. Options to extend operations beyond 2017, including further open pit and underground developments, will be fully studied over the coming years but the results for 2004 include a one-off non-cash charge of $36 million due to the increase in the present value of environmental remediation provisions.

The 2003 earnings of Rio Tinto Brasil included a benefit of $32 million resulting from the part reversal of an impairment provision. The remaining variance of $57 million includes a number of provision movements, none of which is individually material.

Exceptional items
The 2004 exceptional items of $592 million include a net profit on disposals of businesses ($913 million), a charge of $160 million relating to Colowyo and a provision of $161 million for the write down of the carrying value of Palabora’s copper assets. The net profit on disposals of businesses is stated after tax payable of $11 million. The write down of Palabora’s copper assets is stated after tax of $108 million and minority interests of $129 million.

A detailed review of the mine plan and projected cash flows of the Colowyo coal business was completed in June 2004. This indicated that future operating and development costs are substantially higher than previously estimated. As a consequence of this, an exceptional charge was recorded in the first half of 2004 for the write down of Colowyo’s fixed assets and recognition of related contract obligations.

The 2003 exceptional items of $126 million relate to gains on the disposal of Kaltim Prima Coal and Peak/Alumbrera. No tax was payable on these gains.

Cash flow
A record total cash flow from operations, including dividends from associates and joint ventures, of $4,449 million, was 28 per cent above 2003. Net working capital levels improved with days inventories and receivables falling despite a significant increase in the level of activity.

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Investment in the business continued. Capital expenditure and financial investment of $2,085 million was $412 million above 2003. Purchases of property, plant and equipment included the major expansion of iron ore capacity in Western Australia, the construction of the Comalco Alumina Refinery, and the purchase of West Antelope coal reserves by Kennecott Energy.

Disposals of interests in businesses generated proceeds of over $1.5 billion. The largest components of this were the sale of shares in Freeport-McMoRan Copper & Gold Inc and the sale of Rio Tinto’s interest in the Morro do Ouro gold mine in Brazil.

Second half adjusted earnings
Second half adjusted earnings were $235 million above the first half of 2004 principally as a result of higher selling prices. Volumes were also higher due to the ramping up of production at Diavik, Hail Creek, the recovery of the Western Australian iron ore operations from the first half effects of tropical cyclone Monty and the return of Grasberg to normal production. The increase in the charge for exploration and evaluation was biased towards the second half of the year.

Balance sheet
Shareholders’ funds increased by $2,547 million. Profits exceeded dividends declared by $1,751 million and there was a write back of goodwill relating to disposals of $228 million. Exchange rate movements increased shareholders funds by $542 million.

As a result of the strong cash flow, both from operations and from disposals, net debt fell from $5,646 million to $3,751 million. The ratio of net debt to total capital fell to 21.7 per cent from 33.8 per cent at 31 December 2003. Interest was covered 20 times (2003 11 times).

Dividends
Dividends are determined in US dollars. Rio Tinto plc dividends are declared and paid in pounds sterling and Rio Tinto Limited dividends are declared and paid in Australian dollars, converted at exchange rates applicable on Tuesday 1 February 2005. The interim and final dividends are summarised below.

	2004	2003
Rio Tinto Group
Interim (US cents)	32.00	30.00
Final (US cents)	45.00	34.00

Total dividend (US cents)	77.00	64.00

Rio Tinto plc
Interim (pence)	17.54	18.45
Final (pence)	23.94	18.68

Total dividends (pence)	41.48	37.13

Rio Tinto Limited
Interim (Australian cents)	45.53	45.02
Final (Australian cents)	58.29	44.68

Total dividends (Australian cents)	103.82	89.70

Rio Tinto Limited shareholders will be paid dividends which will be fully franked. The directors consider that there are sufficient franking credits available for paying fully franked dividends for at least the next year.

The respective dividends will be paid on Friday 8 April 2005 to Rio Tinto plc shareholders on the register at the close of business on Friday 25 February 2005 and to Rio Tinto Limited shareholders on the register at the close of business on Tuesday 1 March 2005. The ex- dividend date for both Rio Tinto plc and Rio Tinto Limited will be Wednesday 23 February 2005. Dividends will be paid to Rio Tinto ADR holders on Monday 11 April 2005.

As usual, Rio Tinto will operate its Dividend Reinvestment Plans, details of which can be obtained from the Company Secretaries’ offices and from the Rio Tinto website (www.riotinto.com). The last date for receipt of the election notice for the Dividend Reinvestment Plans is Wednesday 16 March 2005.

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Capital management
Rio Tinto is committed to maintaining an efficient balance sheet structure while retaining sufficient flexibility to fulfil its overall strategic priority of growing both organically and through acquisition where value enhancing opportunities arise.

A series of acquisitions in 2000 and 2001, coupled with investment in a number of greenfield and brownfield opportunities, have increased the capital base of the Group and resultant free cash flow. This has put the Group in the position of being able to rebase the level of the ordinary dividend from which it will continue its progressive dividend policy.

The current strength of the Group’s cash flow means that in addition to comfortably funding the current planned investments, capital can be returned to shareholders whilst maintaining the flexibility to take advantage of acquisition and organic opportunities as and when they arise.

Subject to market conditions, Rio Tinto’s intention therefore is to return up to $1.5 billion of capital to shareholders during the course of 2005 and 2006.

At the 2005 Annual General Meetings, Rio Tinto will once again be seeking shareholder approvals to renew its existing authority to make on-market purchases of shares in Rio Tinto plc. While it is Rio Tinto’s intention to exercise this authority, the precise manner and timing of such purchases will be determined by, amongst other things, prevailing market conditions.

In addition, Rio Tinto will also be seeking shareholder approval to make an off-market purchase of shares of Rio Tinto Limited through a tender process under which part of the buy-back price will be treated as a fully franked dividend for Australian tax purposes. The off-market buy-back tender structure enables Australian companies to buy back shares at a material discount to the prevailing share price. This type of off-market buy-back is likely to be attractive to a range of shareholders because of the treatment of the buy-back proceeds under the Australian tax regime. However, the buy-back tender will benefit all shareholders of the Group as the buy-back price would be at a discount to Rio Tinto Limited’s market price.

Broadly, Rio Tinto Limited is targeting to repurchase the equivalent of around US$300 - 400 million (A$400-500 million) of capital under the buy-back tender but the ultimate size of the buy-back will be dependent on shareholder demand and market conditions at the time. The buy-back tender will be conditional on Rio Tinto obtaining shareholder and other regulatory approvals. Subject to receipt of these approvals, it is intended to implement the buy-back as early as possible, subject to prevailing market conditions.

As in previous years, Rio Tinto will also be seeking shareholder approval at the 2005 AGMs to renew its existing authorities to buy back Rio Tinto Limited shares on-market (after taking into account those bought back under the proposed off-market tender offer) as well as those held (indirectly) by Rio Tinto plc.

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Rio Tinto financial information by Business Unit (1)

US$ millions	Rio Tinto	Gross turnover (a)		EBITDA (b)		Net earnings (c)
	interest
	%	2004	2003	2004	2003	2004	2003

Iron Ore
Hamersley (inc. HIsmelt®)	100.0	1,625	1,329	800	711	447	424
Robe River	53.0	552	374	325	213	119	68
Iron Ore Company of Canada	58.7	428	442	55	47	3	7

		2,605	2,145	1,180	971	569	499

Energy
Kennecott Energy	100.0	1,107	955	277	236	119	88
Rio Tinto Coal Australia	100.0	769	433	336	157	180	70
Kaltim Prima Coal	(d)	-	142	-	74	-	31
Coal & Allied	75.7	769	597	204	52	51	(24)
Rössing	68.6	124	86	8	(33)	(4)	(19)
ERA	68.4	174	131	70	58	19	11

		2,943	2,344	895	544	365	157

Industrial Minerals		2,057	1,801	538	465	223	154

Aluminium	(e)	2,411	1,936	720	488	334	200

Copper
Kennecott Utah Copper	100.0	1,113	722	496	230	293	88
Escondida	30.0	1,003	502	699	284	416	122
Freeport	(f)	43	344	7	169	(4)	23
Grasberg joint venture	(g)	153	397	102	225	38	104
Palabora	49.2	305	206	(20)	20	(21)	1
Kennecott Minerals	100.0	263	239	129	122	79	60
Rio Tinto Brasil	(h)	108	139	31	48	1	48
Other	(d)	167	176	91	51	54	(6)

		3,155	2,725	1,535	1,149	856	440

Diamonds
Argyle	100.0	322	434	102	198	23	72
Diavik	60.0	420	122	316	106	145	41
Murowa	78.0	2	-	1	-	1	-

		744	556	419	304	169	113

Other operations		145	184	83	77	28	21

Other items		75	64	(221)	(233)	(114)	(45)
Exploration and evaluation				(187)	(127)	(152)	(98)
Net interest						(57)	(59)

Adjusted EBITDA & earnings				4,962	3,638	2,221	1,382
Exceptional items				771	126	592	126

Total		14,135	11,755	5,733	3,764	2,813	1,508

Reconciliation to the profit and loss account
Profit on ordinary activities before interest				3,850	2,392
Depreciation and amortisation in subsidiaries				1,204	1,006
Asset write downs relating to subsidiaries & JVs				408	-
Depreciation and amortisation in JVs and associates				271	366

				5,733	3,764

References above are to notes on page 27

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Rio Tinto financial information by Business Unit (2)

US$ millions	Rio	Capital		Depreciation&		Operating assets
	Tinto	Expenditure (i)		amortisation (j)		(k)
	interest					31 Dec	31 Dec

	%	2004	2003	2004	2003	2004	2003

Iron Ore
Hamersley (inc. HIsmelt®)	100.0	745	298	161	110	2,211	1,543
Robe River	53.0	109	75	93	74	1,910	1,852
Iron Ore Company of Canada	58.7	51	37	41	29	530	489

		905	410	295	213	4,651	3,884

Energy
Kennecott Energy	100.0	169	168	118	105	447	561
Rio Tinto Coal Australia	100.0	50	92	73	52	661	649
Kaltim Prima Coal	(d)	-	2	-	16	-	-
Coal & Allied	75.7	15	34	94	91	717	787
Rössing	68.6	2	4	15	7	40	46
ERA	68.4	7	5	35	30	179	178

		243	305	335	301	2,044	2,221

Industrial Minerals		248	139	176	172	2,170	2,038

Aluminium	(e)	449	436	202	169	3,683	3,258

Copper
Kennecott Utah Copper	100.0	105	83	90	92	1,243	1,277
Escondida	30.0	113	45	54	79	624	492
Freeport	(f)	-	33	3	54	-	144
Grasberg joint venture	(g)	35	60	43	43	428	417
Palabora	49.2	30	66	41	17	358	426
Kennecott Minerals	100.0	36	9	27	42	166	136
Rio Tinto Brasil	(h)	18	19	6	(18)	50	138
Other	(d)	42	63	23	52	190	335

		379	378	287	361	3,059	3,365

Diamonds
Argyle	100.0	89	22	58	76	666	600
Diavik	60.0	49	78	67	34	599	674
Murowa	78.0	14	-	-	-	16	-

		152	100	125	110	1,281	1,274

Other operations		10	4	45	37	89	98

Other items		5	17	418	9	(642)	(455)
Less joint ventures and associates		(234)	(181)	(271)	(366)	-	-

Total		2,157	1,608	1,612	1,006	16,335	15,683

Less net debt						(3,751)	(5,646)

Net assets						12,584	10,037

References above are to notes on page 27

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Review of Operations

Comparison of adjusted earnings
2004 adjusted earnings of $2,221 million were $839 million above the adjusted earnings of 2003. The table below shows the difference by product group. All financial amounts in the tables below are US$ millions unless indicated otherwise.

$ m

2003 adjusted earnings	1,382

Iron Ore	70
Energy	208
Industrial Minerals	69
Aluminium	134
Copper	416
Diamonds	56
Other operations	7
Exploration and evaluation	(54)
Interest	2
Other	(69)

2004 adjusted earnings	2,221

Iron Ore
	2004	2003	Change
Iron ore production (million tonnes)	106.5	101.5	+5%

Turnover	2,605	2,145	+21%
Net earnings	569	499	+14%
EBITDA	1,180	971	+22%
Capital expenditure	905	410

Market Conditions
Global demand for iron ore continued to be extremely strong throughout 2004. Iron ore imports into China increased by over 40 per cent but demand was also strong in the rest of Asia and North America.

Reflecting the strength of the market, 18.6 per cent price increases were achieved for fiscal year 2004 following the nine per cent price increases agreed in 2003.

New long term supply agreements with leading Chinese and Japanese steel mills announced during the year underpin the current phase of Rio Tinto’s expansion of port, rail and mine capacity that is on schedule for completion at the end of 2005. Agreements covering closer co-operation between Robe and Hamersley were signed in the fourth quarter of 2004 which will benefit both operations.

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Hamersley Iron
Net earnings of $447 million were $23 million above 2003. First half production was severely disrupted by tropical cyclone Monty which hit the Pilbara in early March. Mines and port facilities were closed and the subsequent flooding also affected mining operations and transport infrastructure. Despite this disruption, Hamersley achieved record production and shipments for the year. The new Eastern Range mine was opened in April and shipped its first product in the second quarter and the expanded Yandi mine began producing at a 24 million tonne rate in the third quarter. An expansion of Yandi to 36 million tonnes was approved late in 2003, and construction began in 2004. The project is on track for completion in the first half of 2005.

Material movement and maintenance activity increased during the period, as the business prepared for a significant increase in production from the end of 2005.

Hamersley’s net earnings include a net loss of $11 million (2003 $2 million) for HIsmelt® due to pre-production marketing and administration costs. As a result of various contractor labour disputes, the start-up of the plant is now expected in the first half of 2005.

Robe River
Net earnings of $119 million were $51 million above 2003. The West Angelas mine reached its design capacity of 20 million tonnes per annum in the first quarter, two years ahead of schedule and, except for the fourth quarter when production was affected by the timing of maintenance in advance of increased production in 2005, operated at this capacity for the remainder of the year. An expansion to 25 million tonnes per annum was approved late in 2003. Construction began in 2004 and is on track for completion in mid-2005.

First half production from Pannawonica was also affected by flooding associated with tropical cyclone Monty. Production levels returned to normal relatively quickly but product quality was affected for a prolonged period.

Iron Ore Company of Canada
Net earnings of $3 million were $4 million below 2003. The effects of higher iron ore prices were all but negated by the interruption to production due to a three month industrial dispute over a new labour contract. As a result of the dispute, there was minimal production in the third quarter, but operations returned to normal progressively during the fourth quarter. The new collective agreement reduces the number of job classifications, introduces individual performance evaluations for all employees and provides the basis for a significant improvement in productivity.

Energy

		2004	2003	Change
Production	Coal (million tonnes)
	Hard coking coal	6.8	2.3	+196%
	Other Australian/Indonesian	32.9	38.3	-14%
	US	117.7	108.2	+9%
	Uranium (tonnes)	5,974	5,158	+16%

Turnover		2,943	2,344	+26%
Net earnings		365	157	+132%
EBITDA		895	544	+65%
Capital expenditure		243	305

US Coal – Kennecott Energy
Net earnings of $119 million were $31 million above the net earnings of 2003. Production was nine per cent higher than in 2003 as a result of higher demand for low sulphur coal. Higher volumes, higher realised prices and a lower tax charge all contributed to the improved result. Kennecott Energy also made progress in implementing initiatives leading to cost reductions, productivity improvements, reduced capital requirements and marketing benefits. These benefits were partially offset by higher fuel prices.

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Kennecott Energy successfully bid for an additional 177 million tonnes of in-situ coal reserves at West Antelope at a cost of $146 million.

Asia Pacific Thermal Coal Markets
The markets for thermal coal that had begun to strengthen late in 2003 remained strong throughout 2004 and the benefits of rising prices flowed through progressively in the second half of the year. The market for coking coal, into which Rio Tinto introduced production from the new Hail Creek mine, was also strong. Rio Tinto’s mines generally operated at the capacity permitted by rail and port infrastructure in New South Wales and Queensland.

Rio Tinto Coal Australia (formerly Pacific Coal)
Net earnings of $180 million were $110 million above 2003. Production from the new Hail Creek mine ramped up to capacity well ahead of schedule. Total production in 2004 was 5.1 million tonnes and an expansion in capacity to eight million tonnes was approved in July 2004. The proportion of coking coal from the Kestrel mine increased during 2004.

In the first quarter of the year shipments from Blair Athol were constrained for a period of seven weeks due to a reclaimer failure at the independently managed Dalrymple Bay Coal Terminal (DBCT). Congestion at DBCT again constrained shipments towards the end of the year.

Coal & Allied
Net earnings of $51 million compared with a loss of $24 million in 2003. The port and rail congestion that had affected sales through the port of Newcastle (NSW) in 2003 and the first quarter of 2004 eased during the second quarter following the approval of a port rationing agreement by the Australian Competition and Consumer Commission in mid-March.

Coal & Allied was brought under unified management with Rio Tinto Coal Australia with effect from 1 February 2004. In addition, the Mount Thorley and Warkworth mines have been managed as one operation since late January.

Rössing
A net loss of $4 million compares with a net loss of $19 million in 2003. 2004 earnings benefited from lower inventory values following a stock write down in the second half of 2003. The effects of a stronger uranium market were offset by the effects of the stronger Namibian dollar. Work continued on studying opportunities to extend the life of the operation beyond that of the existing pit.

Energy Resources of Australia
Net earnings of $19 million were $8 million above 2003 due to higher uranium prices and a lower tax charge.

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Industrial Minerals

		2004	2003	Change

Production	Borates (000 tonnes)	565	559	+1%
	Titanium dioxide (000 tonnes)	1,192	1,192	0%
	Salt (000 tonnes)	4,792	4,633	+3%
	Talc (000 tonnes)	1,443	1,357	+6%

Turnover		2,057	1,801	+14%

Net earnings	Rio Tinto Borax	94	80	+18%
	Rio Tinto Iron & Titanium	95	47	+102%
	Dampier Salt	10	10	0%
	Luzenac	24	17	+41%

		223	154	+45%

EBITDA		538	465	+16%
Capital expenditure		248	139

Rio Tinto Borax
Net earnings of $94 million were $14 million higher than 2003. Production of borates was slightly above 2003 reflecting improvement in some end use markets. The business benefited from continuing strength in the US housing sector and demand for boric acid remained strong. The expansion of boric acid capacity remains on schedule for completion in the first half of 2005. Further expansion of boric acid capacity has been approved and is in the engineering phase with construction to be completed by the end of 2006.

Rio Tinto Iron & Titanium
Net earnings of $95 million were $48 million above 2003, which included a charge associated with the write down of a customer receivable which was partially reversed in 2004.

The demand for high-grade chloride feedstocks, like QIT’s UGS product, remained very strong. Conventional chloride and sulphate slags remained in general oversupply, but with some short-term tightness in chloride slag caused by producer production difficulties. Rio Tinto Iron & Titanium benefited from the strong markets for its iron, steel, rutile and zircon products. Production of conventional slags remained below capacity whereas production of the high purity upgraded slag (UGS) was at capacity. Expansion of the UGS plant to 325,000 tonnes per annum is on schedule for start up in early 2005.

Dampier Salt
Net earnings of $10 million were in line with 2003 with higher sales volumes offsetting the effects of the stronger Australian dollar.

Luzenac
Net earnings of $24 million were $7 million above 2003. The market for automobile applications was strong on both sides of the Atlantic with Luzenac products increasingly used in new models and applications. Sales volumes to the paper sector in North America, Latin America and Asia also increased. 2003 net earnings included one-off costs for restructure and site closure.

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Aluminium

		2004	2003	Change

Production	Bauxite (000 tonnes)	12,828	12,316	+4%
	Alumina (000 tonnes)	2,231	2,014	+11%
	Aluminium (000 tonnes)	837	817	+2%

Turnover		2,411	1,936	+25%
Net earnings		334	200	+67%
EBITDA		720	488	+48%
Capital expenditure		449	436

All sites except Bell Bay achieved record production volumes in 2004.

Prices
The average aluminium price of 78c/lb was 20 per cent higher than the average during 2003. The alumina market also strengthened with spot prices averaging $372/tonne compared with $275/tonne in 2003. The effect of these and other price movements was to increase earnings by $201 million compared to 2003.

Bauxite
Production of bauxite was four per cent above 2003, despite the sale of Boké in June 2004. Following a first quarter affected by wet weather, production increased during the year. The mine expansion component of the NeWeipa Project, which takes Weipa capacity from 12 million tonnes per annum to 16.5 million tonnes per annum, was completed in time to meet the bauxite requirements of the new alumina refinery.

Alumina
QAL suffered an interruption to its power supply in October which reduced production by about 85,000 tonnes (33,000 tonnes Rio Tinto share), but otherwise enjoyed strong production for the balance of the year, reflecting high process stability. The new CAR alumina refinery commenced production three months ahead of schedule with first shipments in November.

Aluminium
Production at all smelters was strong except at Bell Bay where minor equipment failure affected production in the middle of the year.

Copper

		2004	2003	Change

Production	Mined copper (000 tonnes)	753	867	-13%
	Refined copper (000 tonnes)	333	349	-5%
	Mined gold (000 oz)	1,164	2,207	-47%

Turnover		3,155	2,725	+16%
Net earnings		856	440	+95%
EBITDA		1,535	1,149	+34%
Capital expenditure		379	378

Kennecott Utah Copper
Net earnings of $293 million were $205 million above 2003 with earnings benefiting from high copper, gold and molybdenum prices. By-product production improved in the second half of the year following a period of about 18 months when volumes were adversely affected by poor mineralogy.

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A project to extend the life of the Bingham Canyon open pit was developed during 2004, and approved in February 2005. This project, the East 1 pushback, will extend the life of the open pit to 2017. Capital expenditure on the project will be $100 million for mine facilities, a concentrator upgrade and mobile equipment and $70 million after 2008 for the relocation of the in pit crusher and dewatering facilities. The East 1 pushback is a higher value, lower capital intensive option than the previous mine plan which was predicated on development of an underground mine from 2013. Mine development options from 2017 will be reviewed in the context of the decision to proceed with the East 1 pushback, and include various open pit and underground alternatives. A one off non-cash charge of $36 million has been recorded in 2004 to reflect an increase in the present value of provisions for environmental remediation costs, based on the assumption that mining operations cease in 2017. Pending any extension of the assumed mine life beyond 2017 there will be an increase in the annual depreciation charge from 2005 of around $45 million.

Escondida
Net earnings of $416 million were $294 million above 2003 due mainly to higher copper prices and higher production volumes. Full year production reflects the return to the normal mine plan from the beginning of the year, the ramp-up of the Laguna Seca concentrator and an increase in mill throughput rates due to operational improvements.

Freeport and Grasberg Joint Venture
Net earnings of $34 million were $93 million below the net earnings in 2003. Both copper and gold production at the Grasberg mine were severely disrupted as a consequence of the material slippage in the fourth quarter of 2003. Freeport, the manager of the Grasberg mine, resumed mining activities in the higher grade areas of the open pit in the second quarter. Mill throughput and grades, and hence production volumes, improved progressively during the year. Net earnings include a $20 million benefit due to the insurance settlement relating to the material slippage.

Rio Tinto sold its holding in Freeport-McMoRan Copper & Gold Inc. (FCX) to FCX for net consideration of $882 million in March 2004. The sale of FCX shares has no effect on the terms of the joint venture, nor the management of the Grasberg mine. The profit on the sale of these shares is treated as an exceptional item and is excluded from adjusted earnings.

Palabora
A net loss of $21 million compared with net earnings of $1 million in 2003. The benefit of higher copper prices was partially offset by the strength of the South African rand relative to the US dollar. Production from the underground mine improved during the year but was constrained by poor fragmentation and the performance of secondary breaking equipment. A review of the business was finalised in the third quarter of 2004, as a result of which the workforce was reduced by 13 per cent and the management levels by 20 per cent. These events have triggered an assessment of the balance sheet value of Palabora’s copper assets, using long term copper prices, which has resulted in a provision for asset impairment of $161 million after tax and outside shareholders interests. This is excluded from adjusted earnings.

Kennecott Minerals
Net earnings of $79 million were $19 million above 2003 as both Cortez and Greens Creek benefited from higher prices.

Other copper operations
Net earnings at Northparkes of $26 million compared with a loss of $10 million in 2003. In addition to benefiting from higher copper and gold prices, ore grades were higher than in 2003 with the successful completion and commissioning of the new Lift 2 block cave in the second half of the year. Lift 2 is ramping up ahead of schedule.

The sale of Rio Tinto’s interests in Fortaleza, Somincor, Morro do Ouro and Zinkgruvan were completed during 2004. The net gain on disposal is excluded from adjusted earnings.

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Diamonds

		2004	2003	Change

Production	Diamonds (000 carats)
	Argyle	20,620	30,910	-33%
	Diavik	4,545	2,300	+98%

Turnover		744	556	+34%
Net earnings		169	113	+50%
EBITDA		419	304	+38%
Capital expenditure		152	100

Diamond market
The market for rough diamonds was strong in 2004, resulting in price rises for both the Argyle and Diavik productions. The decline in industry stockpiles of rough diamonds combined with increased retail demand for diamond jewellery in the US market contributed to the tight market conditions.

Diavik
Net earnings of $145 million were $104 million above 2003. Production ramped-up during the year and the process plant comfortably exceeded design capacity on a consistent basis. The construction of a new dike and funding for the further study of the viability of underground mining, including the construction of an exploratory decline, were approved in December 2004.

Argyle
Net earnings of $23 million were $49 million below 2003. Tight mining conditions, as a result of the deepening open pit, limited mine production during the first three quarters of the year. Ore processed therefore consisted of lower grade ore from the open pit supplemented by ore from stockpiles. Production returned to normal in the fourth quarter. The feasibility study on the underground mine at Argyle is expected to be completed in the second half of 2005.

Other diamond operations
The construction of small scale operations was completed at Murowa and production commenced in the fourth quarter of 2004.

Other Operations

		2004	2003	Change

Production	Gold (000 oz)	388	524	-26%

Turnover		145	184	-21%
Net earnings		28	21	+33%
EBITDA		83	77	+8%
Capital expenditure		10	4

Net earnings of $28 million were $7 million above 2003 with both Lihir and Kelian benefiting from higher gold prices.

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Exploration and evaluation

	2004	2003	Change

Post tax expenditure	152	98	+55%

Evaluation work on the Sari Gunay (gold, Iran), Eagle (nickel, USA), Potasio Rio Colorado (potash, Argentina) and Simandou (iron ore, Guinea) by the product groups commenced during the year. The expenditure on evaluation therefore increased in 2004. Placer Dome, the manager of the Cortez mine (Rio Tinto 40 per cent ), announced the initiation of a feasibility study at Cortez Hills. The pre-feasibility study at Resolution (copper, USA) continued.

Exploration drilling continued on copper targets in Peru, Turkey, Alaska and Utah. Diamond exploration continued in Canada, Botswana, India and Brazil. Iron ore exploration continued in the Hamersley Basin (Western Australia) and in west Africa. Exploration on coking coal opportunities continued in southern Africa, Australia and Canada.

Capital Projects

The following major projects have recently been approved, are in construction or were completed during the year.

Project	Estimated	Status/Milestones
Cost
(100%)

Completed in 2004

Iron ore – Eastern Range mine (Rio Tinto 54%). Development of a new mine with a capacity of 10 million tonnes per annum.The mine services a joint venture formed between Hamersley and Shanghai Baosteel Corporation.	$67 m	Construction completed on time and the mine was officially opened in April 2004.

Aluminium – Comalco Alumina Refinery (Rio Tinto 100%). Construction in Queensland of a greenfield alumina refinery with initial annual capacity of 1.4 million tonnes but with options to expand to 4.2 million tonnes.	$750 m	Operations have commenced and first shipments were made in November 2004, three months ahead of schedule.

Copper – Northparkes Lift 2 Expansion project (Rio Tinto 80%). New 15,000 tonne per day block cave mine approximately 400 metres below the existing underground operation	$100 m	Variable ground conditions and higher than expected rock stress caused a delay to the project. The project cost increased from an initial estimate of $76 million to $100 million. Production commenced in the second half of 2004 with full ramp up in 2005.

Copper – Palabora Underground (Rio Tinto 49%). 30,000 tonnes of ore per day block caving operation.	$465 m	Construction is complete and the propagation of the cave is proceeding well. However, fragmentation at this early stage of the cave has impacted production at some of the drawpoints.

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Ongoing

Aluminium - NeWeipa. Expansion of Weipa (Rio Tinto 100%) bauxite production to 16.5 million tonnes, and move to a two mine operation.	$150 m	The mine expansion project was completed on time and with in budget in 2004 to meet the bauxite requirements of CAR.

Iron Ore – HIsmelt® (Rio Tinto 60%) direct iron smelting technology. Construction of an 800,000 tonne capacity plant at Kwinana, Western Australia.	$200 m	Construction is 99% complete. Commissioning has commenced and first production is now expected in the first half of 2005.

Other – Project Daybreak (Rio Tinto 100%). Development for mixed use of a 4,100 acre area of land near Salt Lake City, Utah.	Initial cash requirement of $50 m	Land sales started in mid 2004 and will ramp up over a period of 5-6 years.To date builders have closed on over 300 lots.

Copper - Escondida Norte (Rio Tinto 30%). Satellite deposit will provide mill feed to keep Escondida capacity above 1.2 million tonnes per annum to the end of 2008.	$400 m	Project approved in June 2003. First production is expected in the fourth quarter of 2005.

Iron ore – Expansion of Hamersley’s (Rio Tinto 100%) port capacity to 116 million tonnes per annum.	$685 m	Construction is 57% complete and remains on schedule for completion in late 2005.

Iron ore – Expansion by Robe River (Rio Tinto 53%) of rail capacity including completion of dual tracking of 145 km mainline section.	$200 m	Construction began in June 2004 and is scheduled for completion by mid-2006.

Iron ore Expansion of Yandicoogina mine (Rio Tinto 100%) from 24 million tonnes per annum to 36 million tonnes per annum.	$200 m	Construction is 80% complete. Completion is scheduled for the first half of 2005.

Iron ore – Expansion of West Angelas mine (Rio Tinto 53%) from 20 million tonnes per annum to 25 million tonnes per annum.	$105 m	Construction is 35% complete. Completion is expected for mid-2005.

Recently approved

Coking coal – Hail Creek (Rio Tinto 82%) Expansion of annual capacity from 6 million tonnes to 8 million tonnes per annum.	$120 m	Project approved in July 2004 with completion by the end of 2005. Capital costs are currently under review in light of cyclical cost pressures in the industry.

Copper - Escondida sulphide leach (Rio Tinto 30%). The project will produce 180,000 tonnes per annum of copper cathode for more than 25 years.	$870 m	The approval of the project was announced in April 2004 and production is expected to begin in the second half of 2006.

Titanium dioxide – Expansion of Rio Tinto Iron & Titanium’s (Rio Tinto 100%) upgraded slag plant (UGS) from 250,000 tonnes per annum to 325,000 tonnes per annum.	$76 m	The approval of the project was announced in January 2004 and production is scheduled to start-up in early 2005.

Diamonds - Construction at Diavik (Rio Tinto 60%) of the A418 dike, and funding for further study of the viability of underground mining, including the construction of an exploratory decline.	$265 m	The project was approved in December 2004. First production from the A418 open pit will be in 2008.

Copper – Kennecott Utah Copper East 1 Pushback. The project extends the life of the open pit to 2017 while retaining options for further underground or open pit mining thereafter.	$170 m	The project was approved in February 2005.

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Divestments
The improved market conditions brought Rio Tinto a number of opportunities to divest non-core businesses generating proceeds of over $1.5 billion.

Rio Tinto sold its holding in Freeport-McMoRan Copper & Gold Inc. (FCX) to FCX for net consideration of $882 million. In addition to the holding in FCX, Rio Tinto has a joint venture interest in production from the Grasberg mine, which is managed by FCX. The sale of FCX shares does not affect the terms of the joint venture, nor the management of the Grasberg mine.

In addition, Rio Tinto completed the sale of Fortaleza, (nickel, Brazil), Zinkgruvan (zinc, Sweden), its remaining 20 per cent interest in Sepon (copper/gold, Laos), its 49 per cent interest in Somincor (copper/tin, Portugal) and its 51 per cent interest in the Morro do Ouro mine (gold, Brazil).

The sale to Nippon Steel of an eight per cent interest in the Hail Creek Joint Venture, and the increase in the combined share of the original participants, Marubeni Coal and Sumisho Coal Development, by two per cent was completed in the fourth quarter of the year. Rio Tinto will receive around $150 million for the sale of these interests in the Hail Creek Joint Venture together with the sale of a 47 per cent interest in the Beasley River iron ore deposit to its joint venture partners in Robe River.

Price and exchange sensitivities
The following sensitivities give the estimated effect on net earnings assuming that the price or exchange rate moved in isolation. The relationship between currencies and commodity prices is a complex one and movements in exchange rates can cause movements in commodity prices and vice versa. The exchange rate sensitivities quoted below include the effect on operating costs of movements in exchange rates but exclude the effect due to the revaluation of foreign currency working capital. They should therefore be used with care.

Estimated effect on Rio Tinto’s full year net earnings of:

	Change in full year
	average	US$m

Copper	+/- 13.0c/lb	160
Gold	+/-$41/oz	40
Aluminium	+/-7.8c/lb	110
Australian dollar	+/-7.3USc	190
Canadian dollar	+/-7.7USc	45
South African rand	+/- 0.7 Rand	20

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International Financial Reporting Standards
Rio Tinto will be reporting its financial performance in accordance with International Financial Reporting Standards (IFRS) starting with the interim 2005 results. The transition project is well advanced and Rio Tinto will meet its reporting deadlines.

In the Rio Tinto 2004 half year report to shareholders, the main conceptual differences, identified at that date, between UKGAAP and IFRS, insofar as Rio Tinto is concerned, were explained. An updated version of that disclosure is included on page 29 of this report. Interpretation of IFRS continues to evolve but the matters described on page 29 remain the most significant issues for the Group identified to date.

In early May 2005 full year and half year 2004 financial results under IFRS will be released and the differences between these and the previously reported results explained.

US GAAP Reconciliation
The Group has recently received a comment letter from the US Securities and Exchange Commission (The SEC) relating to its 2003 Annual Report on Form 20-F. The SEC reviews such filings as a matter of routine. The US GAAP reconciliation has not been published in this report because the comments of the SEC are still being considered by the company.

For further information, please contact:

LONDON	AUSTRALIA

Media Relations	Media Relations
Lisa Cullimore	Ian Head
Office: +44 (0) 20 7753 2305	Office: +61 (0) 3 9283 3620
Mobile: +44 (0) 7730 418 385	Mobile: +61 (0) 408 360 101

Investor Relations	Investor Relations
Peter Cunningham	Dave Skinner
Office: +44 (0) 20 7753 2401	Office: +61 (0) 3 9283 3628
Mobile: +44 (0) 7711 596 570	Mobile: +61 (0) 408 335 309
Richard Brimelow	Susie Creswell
Office: +44 (0) 20 7753 2326	Office: +61 (0) 3 9283 3639
Mobile: +44 (0) 7753 783 825	Mobile: +61 (0) 418 933 792

Website: www.riotinto.com

Webcast
A webcast of the results presentation starting at 10-00 GMT (21-00 AEDT) on 3 February 2005 can be accessed through the Rio Tinto website (www.riotinto.com).

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Profit and loss account
Years ended 31 December

	2004		2003
	US$m		US$m

Gross turnover (including share of joint ventures and associates)	14,135		11,755
Share of joint ventures' turnover	(2,373)		(1,820)
Share of associates' turnover	(418)		(707)

Consolidated turnover	11,344		9,228
Net operating costs (2004 includes exceptional charges of US$558 million)	(9,622)		(7,732)

Group operating profit	1,722		1,496
Share of operating profit of joint ventures	1,052		536
Share of operating profit of associates	156		234
Profit on disposal of interests in operations	920		126

Profit on ordinary activities before interest	3,850		2,392
Net interest payable	(149)		(206)
Amortisation of discount	(105)		(92)

Profit on ordinary activities before taxation	3,596		2,094
Taxation (2004 is reduced by a credit of US$97 million relating to exceptional items)	(841)		(567)

Profit on ordinary activities after taxation	2,755		1,527
Attributable to outside equity shareholders (2004 includes a credit of US$133 million relating to exceptional charges)	58		(19)

Profit for the financial year (net earnings)	2,813		1,508
Dividends to shareholders	(1,062)		(882)

Retained profit for the year	1,751		626

Earnings per ordinary share	204.0	c	109.5	c
Adjusted earnings per ordinary share	161.0	c	100.3	c
Dividends per share to Rio Tinto shareholders	77.0	c	64.0	c

Diluted earnings per share figures are 0.3 US cents (2003: 0.2 US cents) lower than the earnings per share figures above.

For the purpose of calculating earnings and adjusted earnings per share, the weighted average number of Rio Tinto plc and Rio Tinto Limited shares outstanding during the period was 1,379.2 million, being the average number of Rio Tinto plc shares outstanding (1,067.4 million) plus the average number of Rio Tinto Limited shares outstanding not held by Rio Tinto plc (311.8 million).

The results for both years relate wholly to continuing operations.

Profit is stated after exceptional items which are set out in the reconciliation below.

	2004	2003
	US$m	US$m

Profit for the financial year (net earnings)	2,813	1,508
Exceptional items impact on the above profit and loss account as follows:
Profit on disposal of interests in operations	920	126
Asset write downs and provision for contract obligation	(558)	-
Taxation	97	-
Attributable to outside equity interests	133	-

Net exceptional items	592	126
Adjusted earning	2,221	1,382

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Cash flow statement
Years ended 31 December

	2004	2003
	US$m	US$m

Cash flow from operating activities (see below)	3,621	2,888
Dividends from joint ventures	748	470
Dividends from associates	80	128

Total cash flow from operations	4,449	3,486
Interest received	23	30
Interest paid	(168)	(231)
Dividends paid to outside shareholders	(61)	(76)

Returns on investment and servicing of finance	(206)	(277)
Taxation	(875)	(917)
Purchase of property, plant and equipment	(2,164)	(1,533)
Funding of Group share of joint ventures' and associates' capital expenditure	(33)	(94)
Repayments from/(other funding of) joint ventures and associates	15	(18)
Exploration and evaluation expenditure	(193)	(130)
Sale of property, plant and equipment	40	19
Sales less purchases of other investments (2004 includes proceeds on disposal of
operations of US$110m)	250	83

Capital expenditure and financial investment	(2,085)	(1,673)
Disposals less acquisitions	1,511	405
Equity dividends paid to Rio Tinto shareholders	(906)	(833)

Cash inflow before management of liquid resources and financing	1,888	191
Net cash inflow/(outflow) from management of liquid resources	90	(105)
Ordinary shares in Rio Tinto issued for cash	26	25
Ordinary shares in subsidiaries issued to outside shareholders	7	8
Loans repaid net of amounts received	(1,833)	(202)

Management of liquid resources and financing	(1,710)	(274)

Increase/(decrease) in cash	178	(83)

Cash flow from operating activities
Group operating profit	1,722	1,496
Asset write downs and provision for contract obligation	558	-
Depreciation and amortisation	1,204	1,006
Exploration and evaluation charged against profit	187	127
Provisions	147	154
Utilisation of provisions	(186)	(159)
Change in inventories	(179)	(43)
Change in accounts receivable and prepayments	(48)	154
Change in accounts payable and accruals	168	66
Other items	48	87

Cash flow from operating activities	3,621	2,888

Net debt of US$3,751 million at 31 December 2004 compares with US$5,646 million at 31 December 2003. The decrease of US$1,895 million comprises the cash inflow before management of liquid resources and financing of US$1,888 million and other items of US$7 million.

Proceeds relating to the profit on disposal of operations shown in the profit and loss account include disposals of US$1,511 million and sales of other investments of US$110 million.

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Balance sheet
At 31 December

2004	2003		2004	2003
A$m	A$m		US$m	US$m

		Intangible fixed assets
1,463	1,583	Goodwill	1,139	1,185
125	92	Exploration and evaluation	97	69

1,588	1,675		1,236	1,254
		Tangible fixed assets
21,332	20,294	Property, plant and equipment	16,605	15,196
		Investments
4,464	4,318	Share of gross assets of joint ventures	3,475	3,233
(1,340)	(1,349)	Share of gross liabilities of joint ventures	(1,043)	(1,010)

3,124	2,969		2,432	2,223
495	690	Investments in associates/other investments	385	517

3,619	3,659	Total investments	2,817	2,740
26,539	25,628	Total fixed assets	20,658	19,190

		Current assets
2,603	2,381	Inventories	2,026	1,783
		Accounts receivable and prepayments
2,214	2,236	Falling due within one year	1,723	1,674
1,074	1,080	Falling due after more than one year	836	809

3,288	3,316		2,559	2,483
100	307	Investments	78	230
501	528	Cash	390	395

6,492	6,532	Total current assets	5,053	4,891

		Current liabilities
(1,035)	(2,930)	Short term borrowings	(806)	(2,194)
(3,326)	(2,858)	Accounts payable and accruals	(2,589)	(2,140)

(4,361)	(5,788)	Total current liabilities	(3,395)	(4,334)

2,131	744	Net current assets	1,658	557

28,670	26,372	Total assets less current liabilities	22,316	19,747
		Liabilities due after one year
(4,287)	(5,140)	Medium and long term borrowings	(3,337)	(3,849)
(515)	(430)	Accounts payable	(401)	(322)
(6,498)	(6,058)	Provisions for liabilities and charges	(5,058)	(4,536)
(1,203)	(1,340)	Outside shareholders' interests (equity)	(936)	(1,003)

16,167	13,404		12,584	10,037

		Capital and reserves
		Share capital
199	207	- Rio Tinto plc	155	155
1,456	1,449	- Rio Tinto Limited (excluding Rio Tinto plc interest)	1,133	1,085
2,120	2,176	Share premium account	1,650	1,629
419	446	Other reserves	326	334
11,973	9,126	Profit and loss account	9,320	6,834

16,167	13,404	Equity shareholders' funds	12,584	10,037

At 31 December 2004, Rio Tinto plc had 1,068.0 million ordinary shares in issue and Rio Tinto Limited had 311.9 million shares in issue, excluding those held by Rio Tinto plc.

At 31 December 2004, net tangible assets per share amounted to US$8.22 (31 December 2003: US$6.38).

Current asset investments include US$76 million (31 December 2003: US$228 million) relating to US treasury bills, which are held as security for the deferred consideration for assets acquired during 2003.

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Reconciliation with Australian GAAP
At 31 December

2004		2003			2004		2003
A$m		A$m			US$m		US$m

3,830		2,327		Net earnings under UK GAAP	2,813		1,508
				Increase/(decrease) net of tax in respect of:
(189)		(253)		Goodwill amortisation	(139)		(164)
135		-		Profit on sale of associated company	99		-
135		-		Contributions to fixed asset additions	99		-
(31)		(8)		Taxation	(23)		(5)
-		11		Other	-		7

				Net earnings attributable to members under
3,880		2,077		Australian GAAP	2,849		1,346

281.3	c	150.8	c	Earnings per ordinary share under Australian GAAP	206.6	c	97.7	c

Diluted earnings per share under Australian GAAP are 0.3 US cents (2003: 0.2 US cents) less than the above earnings per share figures.

2004	2003		2004	2003
A$m	A$m		US$m	US$m

16,167	13,404	Shareholders' funds under UK GAAP	12,584	10,037

		Increase/(decrease) net of tax in respect of:
772	1,165	Goodwill	601	872
59	92	Taxation	46	69
804	626	Dividends	626	469
135	-	Contributions to fixed asset additions	105	-
(33)	(32)	Other	(26)	(24)

17,904	15,255	Shareholders' funds under Australian GAAP	13,936	11,423

The Group's financial statements have been prepared in accordance with UK GAAP, which differs in certain respects from Australian GAAP. These differences relate principally to the following items, and the effect of each of the adjustments to net earnings and shareholders' funds that would be required under Australian GAAP is set out above.

Goodwill
For 1997 and prior years, UK GAAP permitted the write off of purchased goodwill on acquisitions directly against reserves. Under Australian GAAP, goodwill is capitalised and amortised by charges against income over the period during which it is expected to be of benefit, subject to a maximum of 20 years. Goodwill previously written off directly to reserves in the UK GAAP accounts has been reinstated and amortised for the purpose of the reconciliation statements.

For acquisitions in 1998 and subsequent years, goodwill is capitalised under UK GAAP, in accordance with FRS 10.

Adjustments are required for Australian GAAP purposes where such capitalised goodwill is amortised over periods exceeding 20 years in the UK GAAP accounts.

Profit on sale of operations
Under UK GAAP, goodwill previously written off to reserves is reinstated for the purpose of calculating profit on the sale of an operation. Under Australian GAAP, the equivalent goodwill is capitalised and is subject to amortisation. The profit on sale of operations adjustment under Australian GAAP reflects the lower book value of operations sold under Australian GAAP compared to UK GAAP, which results from the above amortisation.

Contributions to fixed asset additions
Under UK GAAP the Group applies Statement of Standard Accounting Practice 4, Accounting for government grants to contributions made by governments to the acquisition of fixed assets. Such contributions are deferred on the balance sheet and credited to the profit and loss account over the expected useful economic life of the fixed assets to which they relate. Under Australian GAAP, the Group applies AASB 1004, Revenue and UIG 11 Accounting for contributions of, or contributions for the acquisition of non-current assets, which requires such contributions be recognised immediately in the profit and loss account.

Taxation
Under UK GAAP, provision for taxes arising on remittances of earnings can only be made if the dividends have been accrued or if there is a binding agreement for the distribution of the earnings. Under Australian GAAP, provision must be made for tax arising on expected future remittances of past earnings.

Under UK GAAP, tax benefits associated with goodwill charged directly to reserves, in 1997 and previous years, must be accumulated in the deferred tax provision. This means that the tax benefits are not included in earnings until the related goodwill is charged through the profit and loss account on disposal or closure. For Australian GAAP, no provision is required for such deferred tax because the goodwill that gave rise to these tax benefits was capitalised and gives rise to amortisation charges against profit.

Dividends
Under UK GAAP, ordinary dividends are recognised in the financial year in respect of which they are paid. Under Australian GAAP, with effect from 1 January 2003, such dividends are not recognised until they are declared, determined or publicly recommended by the Board of directors. Prior to 1 January 2003, Australian GAAP was consistent with UK GAAP.

Exceptional items
Earnings under UK GAAP stated above include exceptional net gains of US$592 million (2003 US$126 million) relating to profits on disposal of operations less asset write-downs and provision for contract obligation.

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Reconciliation of movements in shareholders' funds

	2004	2003
	US$m	US$m

Profit for the year	2,813	1,508
Dividends	(1,062)	(882)

	1,751	626
Adjustment on currency translation	542	1,924
Goodwill written back on disposal of equity accounted company	228	-
Share capital issued	26	25

	2,547	2,575
Opening shareholders' funds	10,037	7,462

Closing shareholders' funds	12,584	10,037

Prima facie tax reconciliation

	2004	2003
	US$m	US$m

Profit on ordinary activities before taxation	3,596	2,094

Prima facie tax at UK and Australian rate of 30%	1,079	628
Impact of exceptional items	(94)	(38)
Other permanent differences
Other tax rates applicable outside the UK and Australia	93	59
Permanently disallowed amortisation/depreciation	55	53
Research, development and other investment allowances	(8)	(5)
Resource depletion allowances	(87)	(54)
Other	(30)	(24)

	23	29
Other deferral of taxation
Capital allowances in excess of depreciation charges	(89)	(48)
Other timing differences	34	14

Total timing differences related to the current year	(55)	(34)

Current taxation charge for the year	953	585
Deferred tax recognised on timing differences	55	34
Deferred tax impact of exceptional items	(112)	-
Other deferred tax items	(55)	(52)

Total taxation charge for the year	841	567

Exploration and evaluation properties

	2004	2003
	US$m	US$m

At cost less amounts written off
At 1 January	834	694
Adjustment on currency translation	23	119
Expenditure in the year	193	130
Charged against profit for the year	(51)	(47)
Disposals, transfers and other movements	(39)	(62)

At 31 December	960	834

Provision
At 1 January	(765)	(637)
Adjustment on currency translation	(20)	(104)
Charged against profit for the year	(136)	(80)
Disposals, transfers and other movements	58	56

At 31 December	(863)	(765)

Net balance sheet amount	97	69

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Product analysis

2004%	2003		2004	2003
	%		US$m	US$m

		Gross turnover
15.7	12.7	Copper	2,225	1,495
4.5	9.1	Gold (all sources)	634	1,068
18.6	18.4	Iron ore	2,636	2,165
18.7	18.1	Coal	2,644	2,125
16.8	15.7	Aluminium	2,374	1,847
14.9	15.7	Industrial minerals	2,106	1,849
5.3	4.7	Diamonds	744	556
5.5	5.6	Other products	772	650

100.0	100.0		14,135	11,755

		Net earnings
33.8	27.1	Copper, gold and by-products	861	429
22.4	31.6	Iron ore	569	500
13.8	10.3	Coal	350	163
13.1	11.9	Aluminium	334	189
9.3	10.0	Industrial minerals	236	159
6.6	7.0	Diamonds	169	111
1.0	2.1	Other products	25	33

100.0	100.0		2,544	1,584
		Exploration and evaluation	(152)	(98)
		Net interest	(57)	(59)
		Other items	(114)	(45)

			2,221	1,382
		Exceptional items	592	126

			2,813	1,508

Geographical analysis (by country of origin)
2004	2003		2004	2003
%	%		US$m	US$m

		Gross turnover
32.0	30.3	North America	4,522	3,567
46.7	43.8	Australia and New Zealand	6,603	5,152
8.0	5.8	South America	1,130	682
5.7	5.6	Africa	812	662
2.2	8.8	Indonesia	308	1,037
5.4	5.7	Europe and other countries	760	655

100.0	100.0		14,135	11,755

		Net earnings
32.0	25.2	North America	730	363
48.7	52.3	Australia and New Zealand	1,109	754
16.8	10.8	South America	382	156
0.7	0.8	Africa	15	12
2.1	12.6	Indonesia	48	181
(0.3)	(1.7)	Europe and other countries	(6)	(25)

100.0	100.0		2,278	1,441
		Net interest	(57)	(59)

			2,221	1,382
		Exceptional items	592	126

			2,813	1,508

The above analysis includes Rio Tinto's share of the results of joint ventures and associates including interest.
The amortisation of discount is included in the applicable product category and geographical area. All other financing costs of subsidiaries are included in 'Net interest'.

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Geographical analysis (by destination)

2004	2003		2004	2003
%	%		US$m	US$m

		Gross turnover
24.9	25.7	North America	3,525	3,024
21.5	23.3	Europe	3,038	2,742
17.5	18.0	Japan	2,476	2,119
22.4	21.5	Other Asia	3,167	2,527
8.4	7.2	Australia and New Zealand	1,191	845
5.3	4.3	Other	738	498

100.0	100.0		14,135	11,755

Accounting policies
The financial information included in this report has been prepared in accordance with United Kingdom Accounting Standards and an Order under section 340 of the Australian Corporations Act 2001 issued by the Australian Securities and Investments Commission on 21 July 2003. The UK GAAP financial information has been drawn up on the basis of accounting policies consistent with those applied in the financial statements for the year to 31 December 2003.

Financial information
This preliminary announcement does not constitute the Group's full financial statements for 2004, which will be approved by the Board and reported on by the auditors on 25 February 2005 and subsequently filed with the Registrar of Companies and the Australian Securities and Investments Commission. Accordingly, the financial information for 2004 is unaudited.

The preliminary announcement contains financial information for 2003 which has been extracted from the audited financial statements for that year. The accounts of Rio Tinto plc and Rio Tinto Limited for 2003 were the subject of unqualified audit reports and have been delivered to the Registrar of Companies in the United Kingdom and the Australian Securities and Investments Commission, respectively. The auditors' report on the financial statements for the year ended 31 December 2003 did not contain statements under section 237(2) of the United Kingdom Companies Act 1985 (regarding adequacy of accounting records and returns), or under section 237(3) (regarding provision of necessary information and explanations).

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Notes to financial information by business unit (Pages 7 and 8)

(a)	Gross turnover includes 100 per cent of subsidiaries' turnover and the Group's share of the turnover of joint ventures and associates.

(b)	EBITDA of subsidiaries, joint ventures and associates represents profit before: exceptional items, tax, net interest payable, depreciation and amortisation, that is attributable to the Rio Tinto Group.

(c)	Net earnings represent after tax earnings attributable to the Rio Tinto Group. Earnings of subsidiaries are stated before interest charges but after the amortisation of the discount related to provisions. Earnings attributable to joint ventures and associates include interest charges.

(d)	During June 2004 Rio Tinto sold its interests in Somincor and Zinkgruvan. During 2003 Rio Tinto sold its interests in Kaltim Prima Coal, Alumbrera and Peak.

(e)	Includes Rio Tinto's interest in Anglesey Aluminium (51 per cent) and Comalco (100 per cent).

(f)	On 30 March 2004 Rio Tinto sold its 13.1 per cent shareholding in Freeport-McMoRan Copper & Gold Inc. The sale of the shares does not affect the terms of the joint venture referred to below.

(g)	Under the terms of a joint venture agreement, Rio Tinto is entitled to 40 per cent of additional material mined as a consequence of expansions and developments of the Grasberg facilities since 1998.

(h)	Rio Tinto sold its 99.9 per cent interest in Fortaleza on 1 January 2004, and its 51 per cent interest in Morro do Ouro on 31 December 2004.

(i)	Capital expenditure comprises the net cash outflow on purchases less disposals of property, plant and equipment. The details provided include 100 per cent of subsidiaries' capital expenditure and Rio Tinto's share of the capital expenditure of joint ventures and associates. Amounts relating to joint ventures and associates not specifically funded by Rio Tinto are deducted before arriving at the total capital expenditure for the Group.

(j)	Depreciation and amortisation figures include 100 per cent of subsidiaries' depreciation and goodwill amortisation and include Rio Tinto's share of the depreciation and goodwill amortisation of joint ventures and associates. Amounts relating to joint ventures and associates are deducted before arriving at the total depreciation and amortisation charge.

(k)	Operating assets of subsidiaries comprise net assets before deducting net debt, less outside shareholders' interests which are calculated by reference to the net assets of the relevant companies (ie net of such companies' debt). For joint ventures and associates Rio Tinto's net investment is shown. For joint ventures and associates shown in the Financial Information by Business Unit on pages 7 and 8, Rio Tinto's shares of operating assets, defined as for subsidiaries, are as follows: Escondida US$948 million (2003: US$905 million), Grasberg joint venture US$428 million (2003: US$417 million).

(l)

Business units have been classified in the analysis on pages 7 and 8 according to the Group's current management structure. Generally, this structure has regard to the primary product of each business unit but there are exceptions. For example, the Copper group includes certain gold operations. This summary differs, therefore, from the Product analysis in which the contributions of individual business units are attributed to several products as appropriate.

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Summary financial data in Australian dollars, Sterling and US dollars

2004	2003 A$m	2004	2003	2004	2003
A$m	£m	£m	US$	US$	m

19,248	18,143	7,722	7,198	Gross turnover (including share of	14,135	11,755
joint ventures and associates)

4,897	3,232	1,964	1,282	Profit on ordinary activities before taxation	3,596	2,094

3,024	2,133	1,213	846	Adjusted earnings*	2,221	1,382

3,830	2,327	1,537	923	Profit for the financial year (net earnings)	2,813	1,508

277.8	c	169.0	c	111.4	p	67.1	p	Earnings per ordinary share	204.0	c	109.5	c
219.3	c	154.8	c	88.0	p	61.4	p	Adjusted earnings per ordinary share*	161.0	c	100.3	c

Dividends per share to Rio Tinto shareholders
41.48	p	37.13	p	-Rio Tinto plc	77.0	c	64.0	c
103.82	c	89.70	c	-Rio Tinto Limited	77.0	c	64.0	c

6,058	5,380	2,430	2,135	Total cash flow from operations	4,449	3,486

(2,839)	(2,582)	(1,139)	(1,024)	Capital expenditure and financial investment	(2,085)	(1,673)

(4,819)	(7,540)	(1,944)	(3,170)	Net debt	(3,751)	(5,646)

16,167	13,404	6,520	5,636	Equity shareholders' funds	12,584	10,037

* Adjusted earnings exclude exceptional items of US$592 million (2003:US$126 million)

The financial data above have been extracted from the primary financial statements set out on pages 20 to 22. The Australian dollar and Sterling amounts are based on the US dollar amounts, retranslated at average or closing rates as appropriate.For further information on these exchange rates, see below.

Metal prices and exchange rates
Years ended 31 December

		2004	2003	Change

Metal prices - average for the period

Copper	- US cents/lb	130c	80c	63%
Aluminium	- US cents/lb	78	65c	20%
Gold	- US$/troy oz	US$409	US$363	13%

Average exchange rates in US$

Sterling		1.83	1.63	12%
Australian dollar		0.73	0.65	12%
Canadian dollar		0.77	0.71	8%
South African rand		0.155	0.132	17%

Period end exchange rates in US$

Sterling		1.93	1.78	8%
Australian dollar		0.78	0.75	4%
Canadian dollar		0.83	0.77	8%
South African rand		0.177	0.151	17%

The Australian dollar exchange rates, given above, are based on the Hedge Settlement Rate set by the Australian Financial Markets Association.

Availability of this report

This report is available on the Rio Tinto website.

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International financial reporting standards
The Group will be preparing its financial statements for the 2005 half year and subsequent reporting periods in accordance with International Financial Reporting Standards (IFRS). The main conceptual differences identified to date between UK GAAP and IFRS, insofar as Rio Tinto is concerned, are likely to be:

Foreign exchange gains/(losses) on debt
The Group finances its operations primarily through US dollar debt, a significant proportion of which is located in operations whose functional currency is not the US dollar. Under UK GAAP, US dollar debt is dealt with in the context of the currency status of the Group as a whole, and exchange differences reported by these operations are adjusted through reserves. IFRS permits these exchange gains and losses to be taken to reserves only to the extent that the US dollar debt is an effective hedge of US dollar assets or, in the case of loans between Group companies, meets the net investment criteria set out in IAS 21, The Effects of Changes in Foreign Exchange Rates . Exchange gains and losses that do not meet these criteria will therefore be recorded in the Group IFRS profit and loss account, which will continue to be expressed in US dollars; shareholders’ funds will be unaffected by this reclassification. Some indication of the reclassification's impact on the 2003 IFRS profit and loss account may be obtained from the disclosure of 'Exchange differences included in earnings under US GAAP' on page 137 of the 2003 financial statements.

Derivatives not qualifying for hedge accounting under IFRS
The Group is party to derivative contracts in respect of some of its future transactions in order to hedge its exposure to fluctuations in exchange rates against the US dollar. Under UK GAAP, these contracts are accounted for as hedges: gains and losses are deferred and subsequently recognised when the hedged transaction occurs. However, certain of the Group’s derivative contracts will not qualify for hedge accounting under IFRS because the hedge is not located in the entity with the exposure. These contracts will be marked-to-market under IFRS, thereby giving rise to charges or credits to the profit and loss account in periods before the hedged transaction is recognised.

Derivatives qualifying for hedge accounting under IFRS
Unrealised gains and losses on derivatives hedging future transactions are not shown on the balance sheet under UK GAAP. Under IAS 39, 'Financial Instruments: Recognition and measurement', all derivatives will be marked-to-market and recognised on the balance sheet. For cashflow hedges where derivatives provide an effective hedge against forecast transactions and firm commitments, unrealised gains and losses will be recorded on the balance sheet and deferred in shareholders' funds. When realised, these gains and losses will be recycled to the profit and loss account, or set against the cost of the relevant fixed asset. Unrealised gains and losses on fair value hedges will be recognised in the profit and loss account and offset against the corresponding gains and losses on the hedged item.

Post retirement benefits
For UK GAAP, the Group applies SSAP 24, Accounting for Pension Costs . Post retirement benefit surpluses/deficits are spread on a straight line basis over the expected average remaining service lives of relevant current employees. The basis of calculating the surplus or deficit under IAS 19 differs from SSAP 24. Under the current IAS 19, Employee Benefits, as amended in 2004, there are three alternative ways in which the surplus or deficit can be recognised. It is probable that the Group will choose to recognise actuarial gains and losses directly in shareholders' funds via the Statement of Recognised Income and Expense. This treatment is similar to the new UK standard FRS 17, Retirement Benefits . The FRS 17 disclosures included on pages 125 to 128 of the 2003 Group accounts therefore give an indication of the effect of adopting this alternative on the Group's 2003 profit and loss account. IAS 19 as amended in 2004 is yet to be endorsed by the European Union. However, we are assuming that this standard will be endorsed before 31 December 2005.

Deferred tax
UK GAAP requires the provision of deferred tax on fair value adjustments to monetary items, and downward fair value adjustments to non-monetary items. IFRS requires deferred tax to be recognised on all fair value adjustments, other than those recorded as goodwill, including those on non-monetary items. For future acquisitions, this will generally result in an additional provision for deferred tax with a corresponding increase in the amounts attributed to the acquired assets and/or goodwill. However, on first adoption, IFRS permits the presentation of deferred tax provisions relating to acquisitions in previous periods as either a reduction in shareholders' funds or an increase in the carrying value of acquired assets.

Under IFRS, full provision must be made for tax arising on unremitted earnings from subsidiaries, joint ventures and associated companies, except to the extent that the Group can control the timing of remittances and remittance is not probable in the foreseeable future. Under UK GAAP, tax is only provided on unremitted earnings to the extent that dividends have been accrued or if there is a binding agreement for the distribution of earnings at the reporting date.

Joint ventures
The basis for determining whether joint ventures are accounted for using the gross equity method, or included in the financial statements on a line-by-line basis in proportion to the investor’s interest ('proportional consolidation'), differs under IFRS from UK GAAP. As a result, certain joint ventures which were previously accounted for using the equity method will be proportionally consolidated under IFRS. In addition there are a number of investments, proportionally consolidated under UK GAAP, which may be accounted for using either proportional consolidation or the equity method under IFRS. The most appropriate presentation for these investments is currently being considered. There will be no effect on net earnings or shareholders' funds as a result of this reclassification.

Dividends declared after reporting date Under IFRS, dividends that do not represent a present obligation at the reporting date are not accrued for in the balance sheet. Hence, the companies' proposed dividends will not be recognised in the Group accounts until the period in which they are declared payable by the directors.

Non amortisation of goodwill
The systematic amortisation of goodwill under UK GAAP, by an annual charge to the profit and loss account, will cease under IFRS, to be replaced with annual impairment reviews. Due to the finite life of mining assets, impairment charges relating to goodwill are expected to arise in future reporting periods. Charges for impairment of goodwill are likely to fluctuate more between periods than UK GAAP goodwill amortisation charges.

Impairment
There are certain differences between IFRS and UK GAAP in the basis for quantifying impairment charges against fixed assets. These differences may impact on the impairment reviews previously conducted under UK GAAP.

Share based payments
Currently under UK GAAP, no cost is recognised in respect of share based payments provided that, where the strike price is below the market price at the date of issue, the option scheme applies to all relevant employees and the intention is to satisfy the exercise of options by the issue of new shares. IFRS requires the economic cost of all share based payments to employees of the Group to be recognised by reference to fair value on the grant date, and charged to the profit and loss account over the expected vesting period.